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May 23, 2016

VIA EDGAR AND ELECTRONIC MAIL

Perry Hindin, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SL Industries, Inc.
Schedule TO/A and Schedule 13E-3/A
Filed May 12, 2016 by Handy & Harman Ltd. et al.
File No. 005-34262

Ladies and Gentlemen:

On behalf of our clients Handy & Harman Ltd. (“Parent”), Handy & Harman Group Ltd., a wholly owned subsidiary of Parent (“Purchaser”) and SLI Acquisition Co., a wholly owned subsidiary of Purchaser (“Acquisition Sub”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 19, 2016 (the “Comment Letter”), with respect to the Purchaser Group’s Tender Offer Statement and Rule 13e−3 Transaction Statement under cover of a Schedule TO-T filed with the Commission (File No. 005-34262) (as amended, the “Schedule TO”) in connection with the offer to purchase all outstanding shares of common stock of SL Industries, Inc. (the “Company”) at a purchase price of $40.00 per share in cash (the “Offer”). Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). In addition, we are simultaneously filing Amendment No. 3 to the Schedule TO (“Amendment No. 3”), which amends the Schedule TO disclosure, including in response to the Comment Letter.

Joint Schedule TO-T and Schedule 13E-3

1.
We note you response to prior comment 7. Please revise the disclosure to include the substance of your response regarding why the Purchaser Group was able to reach its fairness determination in the absence of the procedural safeguard described in Item 1014(c) of Regulation M-A.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 23, 2016

The Purchaser Group respectfully acknowledges the Staff’s comment and has amended the Offer to Purchase to reflect the Staff’s comment. See “Item 4. Terms of the Transaction” in Amendment No. 3.

2.	We remind the bidders of their obligations pursuant to 13e-3(e)(2) and (f)(1)(iii).

The Purchaser Group respectfully acknowledges the Staff’s comment.  The Purchaser Group respectfully acknowledges that it is cognizant of its obligations pursuant to Rules 13e-3(e)(2) and (f)(1)(iii).

The Staff is invited to contact the undersigned with any questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell